September 19, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Donahue
Jennifer Angelini
Re:     HASBRO, INC.
Form 10-K for Fiscal Year Ended December 26, 2021
Response Dated August 22, 2022
File No. 001-06682
Dear Ms. Donahue and Ms. Angelini:
This letter is submitted on behalf of Hasbro, Inc. (“Hasbro” or the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated September 6, 2022, issued in response to the Company’s letter dated August 22, 2022 (the “Prior Response Letter”) responding to the Staff’s comment letter dated August 2, 2022. Capitalized terms used herein have the meaning set forth in the Prior Response Letter.
For your convenience, we have set forth the original comments from your September 6, 2022 letter in bold and italicized typeface to which we are responding.
Response Dated August 22, 2022
Risk Factors, page 28
1.Your response to prior comment one states that transition risks related to climate change are not among your significant and material risks, but that you plan to further consider and quantify potential transition risks. As disclosure in your Form 10-K states that you recognize the impact your business can have on the environment and are working to reduce your footprint and that you devote significant resources and expenditures to help achieve your sustainability goals, further explain how you considered providing disclosure regarding the effects of transition risks relevant to the action you are taking on climate. Please reference the specific transition risks that may affect your business, financial condition, and results of operations and other factors you have considered in your response.
Company Response: At Hasbro, we regularly monitor pending and existing climate-related regulations as well as consumer insights on preferences with respect to our products. As noted in our prior responses, energy and compliance costs relating to climate-related regulations have not been material to date, and we have not seen trends indicating that sustainability is a primary driver for consumer purchase conversion. That said, we care deeply about protecting the planet, which has led to us proactively pursuing innovative ways to reduce our environmental impact, such as with our efforts in producing sustainable packaging. Our environmental efforts, which started well over two decades ago and were not taken in response to any specific identified transition risks, have continually evolved from our initial focus of designing and eliminating excess materials in our packaging, to use of more recyclable and recycled materials, to using plant-based plastic for packaging elements and finally to our ambitious goal of eliminating virtually all single-use plastic from new product packaging. While these efforts take time and effort, as noted in our prior responses, the costs associated with these efforts have not had a material impact on our business.

As noted in our Prior Response Letter, we plan to incorporate the recommendations of the Task Force on Climate Related Financial Disclosure (TCFD) in evaluating and addressing any potential risks of climate change on our business going forward. If we do identify any market, reputational, technological, regulatory, and legal risks in line with the TCFD recommendations, we will disclose such risks if they become material to Hasbro and such disclosure is required or we otherwise determine such disclosure to be appropriate under our Disclosure Framework.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44
2.Your response to prior comment five states "that future weather-related events including increased storms, flooding, temperatures, droughts and other natural disasters could impact the business of Hasbro, our major customers or suppliers, including our manufacturers." Tell us how you considered providing disclosure regarding the possible indirect financial and operational impacts to you from disruptions to the operations of your customers or suppliers from severe weather.
Company Response:
As noted in our Prior Response Letter, we have not identified any direct or indirect weather-related damages or impacts to our property or business in each of the fiscal years 2021, 2020, and 2019. If we were to have experienced supply delays or shortages or other unusual increases in costs, we would have reviewed the underlying cause of those delays, shortages or increases, and if such cause was due to severe weather and was otherwise material to our business, we would disclose it in accordance with our Disclosure Framework.
To clarify our Prior Response Letter and as noted above, we will be adopting the TCFD framework for climate risk analysis, which will enable us to systematically evaluate the potential for all different types of weather events that may directly or indirectly impact our business in the future. As materiality is assessed in connection with each filing, we will disclose indirect financial and operational impacts to us from disruptions to the operations of our customers or suppliers from severe weather if they become material to Hasbro and such disclosure is required or we otherwise determine such disclosure to be appropriate under our Disclosure Framework.
If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,

/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer